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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1998



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8
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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $ 9,590

COST OF OPERATION                                           10,024

OPERATING LOSS                                                (434)

NONOPERATING INCOME                                            182

LOSS BEFORE FEDERAL INCOME TAXES                              (252)

FEDERAL INCOME TAX CREDIT                                      257

NET INCOME                                                 $     5



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $10

NET INCOME                                                      5

BALANCE AT END OF PERIOD                                      $15


The common stock of the Company is wholly owned by Ohio Power Company.

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $59,156
  Accumulated Depreciation and Amortization                  39,514

         NET MINING PLANT                                    19,642

CURRENT ASSETS:
  Cash and Cash Equivalents                                  10,096
  Accounts Receivable:
    General                                                   4,414
    Affiliated Companies                                      1,562
  Coal                                                           51
  Materials and Supplies                                      3,979
  Other                                                         291

         TOTAL CURRENT ASSETS                                20,393

REGULATORY ASSETS                                               918

DEFERRED INCOME TAXES                                         9,346

DEFERRED CHARGES                                                290

           TOTAL                                            $50,589


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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        December 31,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $  -
  Paid-in Capital                                             -
  Retained Earnings                                             15

         TOTAL SHAREHOLDER'S EQUITY                             15

LONG-TERM DEBT - Finance Obligations                         6,572

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                             710
  Accrued Postretirement Benefits Other Than Pensions       10,136
  Operating Reserves                                        17,856

         TOTAL OTHER NONCURRENT LIABILITIES                 28,702

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  1,453
    Affiliated Companies                                     3,147
  Taxes Accrued                                                432
  Accrued Vacation Pay                                       1,047
  Workers' Compensation Claims                               1,998
  Obligations Under Capital Leases                             929
  Other                                                      1,128

         TOTAL CURRENT LIABILITIES                          10,704

REGULATORY LIABILITIES                                       4,596

           TOTAL                                           $50,589
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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1998

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.

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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $   -
            Paid-in Capital                                                                                  -
            Excess of Acquisition Cost Over Net Book Value                                                    172

       B. Rate of Return Allowable per HCAR No. 26573:
            10.51% per annum, 2.6275% per quarter                                                         .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      5
            2. Year-to-Date                                                                              $    123

       D. Net Income per Statement of Income                                                             $      5
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         182

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (177)
            2. Year-to-Date                                                                              $   (614)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $  9,767

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (177)

       C. Cost Applicable to Current Quarter Coal Billings                                                  9,590
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    7,064
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $  2,526

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                 87,133

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $28.99

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
/TABLE
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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $   635
Indirect Labor-UMW*                                          1,586
Benefits-UMW*                                                1,683
Salaries and Benefits-Nonunion                               1,371
Operating Supplies                                             763
Repair Parts and Materials                                     657
Electricity and Other Utilities                                543
Outside Services-Maintenance, Haulage and Reclamation          921
Taxes Other Than Federal Income Taxes**                        807
Rental of Equipment                                            614
Depreciation, Depletion and Amortization                     1,097
Royalties                                                      821
Mining Cost Normalization***                                (3,757)
Other Production Costs                                       2,303

Subtotal                                                    10,044

Transfers of Production Costs (to)/from Coal Inventory         (20)

          Total                                            $10,024

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in benefits.
*** Represents the deferral/accrual required to establish a monthly selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                            December 31, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   633    $  -       $   633

Mining Structures and Equipment       47,537     32,111     15,426

Coal Interests (net of depletion)        945       -           945

Mine Development Costs                10,041      7,403      2,638

    Total Mining Plant
      in Service                     $59,156    $39,514    $19,642
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                         WINDSOR COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 1999*


Description                                            Budgeted Amount
                                                        (in thousands)


Install Surge Bunker                                        $1,500

Mine Plant Blanket                                           1,001

Acquire Mining Rights                                          750

Subsidence Blanket                                             210

Pre-Planning Blanket                                           100

Transportation Blanket                                          21

General Plant Blanket                                           18

                                                            $3,600































* This budget does not include any possible lease transactions.